SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 14D-1
                     AMENDMENT NO. 2 (FINAL AMENDMENT)
            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                                    AND

                                STATEMENT ON
                                SCHEDULE 13D
                              AMENDMENT NO. 2
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        INFORMATION ADVANTAGE, INC.
                         (NAME OF SUBJECT COMPANY)

                    STERLING SOFTWARE ACQUISITION CORP.
                          STERLING SOFTWARE, INC.
                                 (BIDDERS)

                        COMMON STOCK, $.01 PAR VALUE
                       (TITLE OF CLASS OF SECURITIES)

                                45669P 10 1
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                        DON J. MCDERMETT, JR., ESQ.
                          STERLING SOFTWARE, INC.
                             300 CRESCENT COURT
                                 SUITE 1200
                            DALLAS, TEXAS 75201
                         TELEPHONE: (214) 981-1000
                         FACSIMILE: (214) 981-1265
    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
              NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  COPY TO:
                         RICHARD J. GROSSMAN, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000
                         FACSIMILE: (212) 735-2000



                         CALCULATION OF FILING FEE
 ===========================================================================
        Transaction Valuation:*            Amount of Filing Fee:**
            $197,611,836.50                       $39,522.37
 ===========================================================================
      * Estimated for purpose of calculating the filing fee only. The calculation assumes the purchase of 30,401,821 shares of common stock, $.01 par value (including the associated Preferred Stock Purchase Rights, the "Shares") (which represents 25,381,011 Shares outstanding, 4,765,810 Shares reserved for issuance upon the exercise of options, 30,000 Shares reserved for issuance upon the exercise of warrants, and 225,000 Shares issuable under the Employee Stock Purchase Plan (the "ESPP") of Information Advantage, Inc. (the "Company")), at a price per Share of $6.50 in cash. Such number of Shares represents all the Shares outstanding as of July 15, 1999, and assumes the exercise of all existing options and warrants to acquire Shares from the Company and the issuance by the Company of 225,000 Shares under the ESPP.

      ** The amount of the filing fee, calculated in accordance with rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Sterling Software Acquisition Corp. for such number of Shares.

      [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid: $39,522.37   Filing Party:  Sterling Software
                                                     Acquisition Corp. and
                                                     Sterling Software, Inc.

 Form or Registration No.:  Schedule 14D-1/13D     Date Filed: July 21, 1999
 ===========================================================================



 CUSIP No. 45669P 10 1

 14D-1/13D
 ___________________________________________________________________________
 (1)   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
          Sterling Software Acquisition Corp.
          IRS ID No.:  Applied for
 ___________________________________________________________________________
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a)  ( )
                                                      (b)  ( )
 ___________________________________________________________________________
 (3)  SEC USE ONLY

 ___________________________________________________________________________
 (4)  SOURCE OF FUNDS*
         AF
 ___________________________________________________________________________
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                          (  )
 ___________________________________________________________________________
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
 ___________________________________________________________________________
                       (7)  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES             _____________________________________________________
 BENEFICIALLY          (8)  SHARED VOTING POWER
   OWNED BY                   24,288,270 (including 425,522 Shares subject
    EACH                      to guarantee of delivery)
  REPORTING            _____________________________________________________
   PERSON              (9)  SOLE DISPOSITIVE POWER
    WITH                     0
                       _____________________________________________________
                       (10)  SHARED DISPOSITIVE POWER
                               24,288,270 (including 425,522 Shares
                               subject to guarantee of delivery)
 ___________________________________________________________________________
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,288,270 (including 425,522 Shares subject to guarantee of delivery)
 ___________________________________________________________________________
 (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                       (  )
 ___________________________________________________________________________
 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           93.8%
 ___________________________________________________________________________
 (14)  TYPE OF REPORTING PERSON
           CO
 ___________________________________________________________________________



 CUSIP No. 45669P 10 1

 14D-1/13D
 ___________________________________________________________________________
 (1)   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
           Sterling Software, Inc.
           IRS ID No.:  75-1873956
 ___________________________________________________________________________
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a)  ( )
                                                      (b)  ( )
 ___________________________________________________________________________
 (3)  SEC USE ONLY

 ___________________________________________________________________________
 (4)  SOURCE OF FUNDS*
         WC
 ___________________________________________________________________________
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                          (  )
 ___________________________________________________________________________
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
 ___________________________________________________________________________
                       (7)  SOLE VOTING POWER
      NUMBER OF                 0
       SHARES          _____________________________________________________
    BENEFICIALLY       (8)  SHARED VOTING POWER
      OWNED BY                 24,288,270 (including 425,522 Shares subject
       EACH                    to guarantee of delivery)
     REPORTING         _____________________________________________________
      PERSON           (9)  SOLE DISPOSITIVE POWER
       WITH                    0
                       _____________________________________________________
                       (10)  SHARED DISPOSITIVE POWER
                               24,288,270 (including 425,522 Shares subject
                               to guarantee of delivery)
 ___________________________________________________________________________
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,288,270 (including 425,522 Shares subject to guarantee of delivery)
 ___________________________________________________________________________
 (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                       (  )
 ___________________________________________________________________________
 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           93.8%
 ___________________________________________________________________________
 (14)  TYPE OF REPORTING PERSON
           CO
 ___________________________________________________________________________




           Sterling Software, Inc., a Delaware corporation ("Parent"), and Sterling Software Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, as amended ("Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on July 21, 1999, with respect to Purchaser's offer to purchase all of the outstanding shares of common stock, par value $.01 per share (including the associated Preferred Stock Purchase Rights, the "Shares"), of Information Advantage, Inc., a Delaware corporation (the "Company"), at a purchase price of $6.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 21, 1999 (the "Offer") and (ii) their Statement on Schedule 13D, as amended, filed with the Commission on July 21, 1999 (together with the Schedule 14D-1, the "Schedule 14D-1/13D"). This Amendment No. 2 constitutes the final amendment to the Schedule 14D-1.

           Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the
 Schedule 14D-1/13D or in the Offer to Purchase referred to therein.

 ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

           The information set forth in Item 6 of the Schedule 14D-1/13D is hereby amended and supplemented by the following:

           The Offer expired at 12:00 midnight, New York City time, on Tuesday, August 17, 1999. Based on information provided by the Depositary, 24,288,270 Shares or approximately 93.8% of the outstanding Shares were validly tendered and not withdrawn pursuant to the Offer (including 425,522 Shares tendered by means of guaranteed delivery). Purchaser has accepted for payment, and has notified the Depositary to promptly pay for the validly tendered and accepted Shares, in accordance with the Offer. On August 18, 1999, Parent issued a press release concerning the foregoing, a copy of which is filed herewith as Exhibit (a)(11) and is incorporated herein by reference.

 ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

 (a)(11)   Press Release issued by Parent on August 18, 1999




                                 SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: August 18, 1999

                                   STERLING SOFTWARE, INC.


                                   By:  /s/ DON J. MCDERMETT, JR.
                                      ----------------------------------
                                   Name:  Don J. McDermett, Jr.
                                   Title: Senior Vice President and
                                            General Counsel


                                   STERLING SOFTWARE ACQUISITION CORP.


                                   BY:  /s/ DON J. MCDERMETT, JR.
                                      ---------------------------------
                                   Name:  Don J. McDermett, Jr.
                                   Title: Vice President





                             INDEX TO EXHIBITS

 EXHIBIT:    DESCRIPTION:
 -------     -----------

 (a)(11)     Press Release, dated August 18, 1999, issued by Parent.